JAT CAPITAL MASTER FUND LP
1 Greenwich Plaza
Greenwich, CT 06830

November 20, 2023

BY HAND AND ELECTRONIC MAIL

Beyond, Inc.
799 W. Coliseum Way
Midvale, Utah 84047
Attn: E. Glen Nickle, Chief Legal Officer and
Corporate Secretary

BY HAND DELIVERY

Beyond, Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
Attn: E. Glen Nickle, Chief Legal Officer and
Corporate Secretary

**Re: Demand to Inspect Books and Records of the Company Pursuant to Section 220
of the Delaware General Corporation Law**

Dear Mr. Nickle:

JAT Capital Master Fund LP ("**JAT**") is the record owner of 1,000[1] shares (the "**Shares**") of common stock, par value $0.0001 (the "**Common Stock**"), of Beyond, Inc., a Delaware corporation (the "**Company**"), and the beneficial owner of an additional 836,397 shares of Common Stock. JAT hereby demands that the Company permit JAT to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law ("**Section 220**"). Attached hereto as Exhibits A, B, and C, respectively, are (a) a power of attorney authorizing Kleinberg, Kaplan, Wolff & Cohen, P.C. and Abrams & Bayliss LLP to act on behalf of JAT in connection with this demand, (b) a recent brokerage statement evidencing JAT's beneficial ownership of Common Stock and (c) JAT's verification of this demand. The documentary evidence of JAT's ownership is a true and correct copy of what it purports to be.

Purpose of the Demand

JAT seeks to inspect books and records of the Company pursuant to Section 220(b) for the following purposes:

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[1] JAT beneficially owns 836,397 shares of Common Stock comprising the Shares as evidenced by Exhibit B attached hereto and holds 1,000 shares of Common Stock held in record name, 176,100 shares of Common Stock underlying options contracts and 168,826 shares of Common stock underlying cash-settled swaps. Certain of JAT's affiliates are the beneficial owners of 3,176,603 other shares of Common Stock. Together with its affiliates and control persons, JAT collectively beneficially owns a total of 4,358,926 shares of Common Stock representing approximately 9.6% of the Company's currently issued and outstanding Common Stock.

(i)   to investigate possible breaches of fiduciary duty, mismanagement, corporate waste, and improper conduct by current or former members of the Company's Board of Directors (the "**Board**") and the Company's current or former officers ("**Officers**");

(ii)   to investigate possible breaches of fiduciary duty and mismanagement by members of the Board and the Company's Officers with respect to the nomination and appointment of Marcus Lemonis to the Board, the role of Mr. Lemonis within the Company and on the Board and the Company's public disclosures with respect thereto;

(iii)   to investigate possible breaches of fiduciary duty and mismanagement by members of the Board and the Company's Officers with respect to the reduction of the size of the Board from nine (9) to eight (8) directors after the resignation of Jonathan E. Johnson III;

(iv)   to investigate possible breaches of fiduciary duty, mismanagement and corporate waste by members of the Board and the Company's Officers with respect to the resignation of Mr. Johnson and the payment of severance to Mr. Johnson;

(v)   to investigate possible breaches of fiduciary duty and mismanagement by members of the Board and the Company's Officers with respect to the appointment of David Nielsen as interim CEO;

(vi)   to investigate possible breaches of fiduciary duty and mismanagement by members of the Board and the Company's Officers with respect to the management of the Company's underlying investments in Medici Ventures, L.P. ("**Medici**") and tZERO Group, Inc. ("**tZERO**");

(vii)   to investigate whether certain directors are managing the business and affairs of the Company, and interfering with the proper decision making of executives, without approval of a Board majority or a duly empowered committee in violation of Section 3.8 of the Company's bylaws;

(viii) to consider any remedies to be sought in respect of the foregoing;

(ix)   to evaluate the independence and disinterestedness of the members of the Board; and

(x)   to be able to communicate with other Company stockholders, should JAT determine to do so, regarding matters relating to their interests as stockholders and as to each of the above topics, so that stockholders may effectively address any mismanagement or improper conduct, including, without limitation, through litigation, in connection with a potential future proxy contest, or by other corrective measures.

Factual Background

JAT has owned stock in the Company since June 29, 2023. Starting September 6, 2023, John Thaler, the Chief Investment Officer of JAT, has engaged in multiple conversations with officers and directors of the Company on a variety of subjects relating to the Company's dismal performance and the perceived failure of certain of the Company's fiduciaries to act in the best interests of stockholders. Mr. Thaler's outreach has continued to the present time. Communications during this period have included phone calls, in person meetings, video conferences, letters and email exchanges. On November 10, 2023, Mr. Nielsen, the Company's interim CEO, explained that the Board had instructed him not to meet with Mr. Thaler. Director Joseph J. Tabacco, Jr. separately informed Mr. Thaler that the Board would no longer communicate with JAT because its directors were too busy searching for a permanent CEO.[2]

On October 3, 2023, the Company issued with great fanfare a press release ("**Lemonis Press Release**") in which it trumpeted its appointment of well-known business executive Mr. Lemonis to the Board. In the Lemonis Press Release, both the Chair of the Board and the Company's then-CEO made specific mention of plans to elevate Mr. Lemonis to a leadership role on the Board, thus creating credible market expectations of improvements in management and operations flowing from such an enhanced role.

On November 6, 2023, the Company by press release (the "**Departure Announcement**") announced the departure of the then-CEO Mr. Johnson and the appointment of Mr. Nielsen as interim CEO. The Company characterized the departure of Mr. Johnson as a voluntary departure, which would not entitle him to severance under his publicly-available contract with the Company. However, the Company's public disclosure accompanying the Departure Announcement indicated that the Company would pay Mr. Johnson severance that appears to be equivalent to that which he would be entitled to under his publicly-available contract if he had been terminated without cause. This inconsistency suggests that either the Company's disclosures were materially defective or that the Board paid severance to Mr. Johnson without adequate justification. The Company's public disclosure accompanying the Departure Announcement further disclosed that the Board had decided to reduce its size by one director. Critically, the Board took this action after JAT publicly disclosed that it might have to re-evaluate in the future whether to run a proxy contest based on Company progress on key issues. JAT believes the Board acted to impair stockholder choice at the Company's upcoming annual meeting.

JAT understands from Company executives that Ms. Abraham and certain other members of the Board are limiting and attempting to restrict operating management from (i) communicating with large stockholders, which is widely understood to be a good corporate practice, and (ii) communicating with select directors. JAT questions whether Ms. Abraham and these other members of the Board are acting pursuant to proper Board authority. JAT further notes that under Delaware law, directors are entitled to unfettered access to information, including from officers. This conduct creates obvious concerns about entrenchment, self-dealing, abuse of the corporate machinery and abuse of authority or apparent authority by the Chair and perhaps a minority of other directors.

Mr. Thaler has repeatedly called upon the Board to investigate ways to allow all stockholders to benefit from potentially massive value captive in certain assets that the Company allowed to be managed, as of 2021, by Pelion MV GP, L.L.C., an affiliate of Pelion Venture Partners ("**Pelion**"). JAT recently

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[2]This excuse was not credible. A standard search for a CEO with the assistance of qualified outside professionals is not so all encompassing and time consuming that directors no longer can spare time to answer questions from large stockholders with whom they were otherwise able to engage with for months.

learned that Pelion is managed by a close personal friend of former CEO Mr. Johnson, raising serious questions about what Mr. Johnson disclosed to the Board, what directors knew and when they knew it, whether Mr. Johnson recused himself from key decisions and votes, whether the contractual arrangements with Pelion were entered into at arm's length, whether key assets of the Company were seriously mismanaged and whether any side arrangements or understandings exist in connection with the relevant contracts or assets.

Books and Records Demand

Pursuant to Section 220 of the General Corporation Law of the State of Delaware, the undersigned, as record owner of the Shares, hereby demands under oath the right to inspect, during normal business hours, the following documents and records of the Company, and/or to make copies or abstracts therefrom:

(a)   Selected Books and Records reviewed or considered by the Board with respect to the nomination and appointment of Mr. Lemonis to the Board of Directors, and the potential appointment of Mr. Lemonis to a position of operational leadership;

(b)   Selected Books and Records relating to the instructions given by members of the Board to interim CEO Mr. Nielsen regarding interactions with Mr. Thaler or other individuals, whether inside or outside of the Company, including where the Board has instructed or otherwise advised Mr. Nielsen not to have communications with certain individuals, or only to have such communications subject to certain conditions;

(c)   Selected Books and Records relating to the departure of Mr. Johnson from the position of CEO, the decision to characterize the departure of Mr. Johnson as a resignation rather than a termination and the calculation and payment of severance to Mr. Johnson;

(d)   Selected Books and Records relating to the reasons and justifications for reducing the size of the Board from nine (9) to eight (8) following the resignation of Mr. Johnson;

(e)   Selected Books and Records relating to the appointment of Mr. Nielsen as interim CEO, and the decision not to add Mr. Nielsen to the Board of Directors;

(f)   Selected Books and Records relating to the Company's underlying investments in the portfolio of assets now held by Medici and tZERO during the time from January 1, 2020 to the present, including the extent to which the Board was made aware of the close personal relationship between Mr. Johnson and one or more senior figures at Pelion, all explanations given to the Board as to the expertise and experience of Pelion in the industry in which Medici and tZERO operated, any briefing to the Board as to how favorable or "market" the terms with Pelion were and any information the Board has as to possible side arrangements or understandings Mr. Johnson may have had with Pelion or its executives, directors, owners, investors or control persons;

(g)   Selected Books and Records sufficient to show all actions (and any Books and Records relating to deliberations in respect of such actions) taken by the Board or members of the Board outside of any formal Board meetings and without unanimous written consent of the Board regarding the operation of the Company, or, to the extent those materials do not exist, all communications between one or more members of the Board, on the one hand, and any Officer or advisor of the Company, on the other hand, relating to any actions taken by the Board or members of the Board outside of any formal Board meetings and without unanimous written consent of the Board regarding the operation of the Company, including cancellation of appearances by management at public forums; and

        (h)   Copies of the director questionnaires completed by each Board member during the past four (4) years.

In requesting documents, JAT is inherently hampered by the fact that it does not and cannot know what specific documents exist or how they are maintained. Nevertheless, in an effort to limit the burden on the Company, JAT has limited many of its requests to only "Selected Books and Records," which means books and records, including emails, text messages and other communications, supplied to, communicated to, reviewed, prepared or possessed by any member of the Board or any named executive officer. All of the foregoing requests should be understood to be limited to the time from January 1, 2023 to the present, unless otherwise specified. The words "and" and "or" shall be construed in this letter as either conjunctive or disjunctive in order to have the broadest possible scope.

Mechanics of the Demand

In accordance with Section 220(b), the Company must produce for inspection the books and records requested in the possession of the Company, its subsidiaries, affiliates, directors, advisors, agents, or any other person or entity subject to the Company's control. JAT will bear the reasonable copying costs incurred by the Company in connection with the production of the information demanded.

JAT has designated and authorized Kleinberg, Kaplan, Wolff & Cohen, P.C., and Abrams & Bayliss LLP, and any persons designated by them, acting singly or in any combination, to conduct the inspection and copying herein requested. A limited power of attorney to this effect is attached as Exhibit A. Please advise Christopher P. Davis at (212) 880-9865 or A. Thompson Bayliss of Abrams & Bayliss LLP at (302) 778-1033 as to the time and place when the requested information will be produced or made available in accordance with this demand. Pursuant to Section 220, you are required to respond to this demand within five business days.

If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify JAT's counsel immediately in writing care of Christopher P. Davis at 500 Fifth Avenue, New York, New York 10110 and cdavis@kkwc.com and A. Thompson Bayliss at 20 Montchanin Road, Suite 200, Wilmington, DE 19807 and bayliss@abramsbayliss.com, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.

JAT agrees to treat any documents produced as attorneys' eyes only until the execution of a customary confidentiality agreement with respect to the requested information. In the absence of prompt notice, JAT will assume that the Company agrees that this request complies in all respects with the requirements of Section 220 and that the Company will within five business days produce all of the requested books and records. In the event that the Company does not permit inspection and copying of the demanded documents within five business days from the date of receipt of the Demand, we will seek appropriate relief to the fullest extent permitted under Delaware law

Pursuant to the declaration attached as Exhibit C, this demand is made under oath. JAT reserves the right to withdraw or modify this request.

In light of the real possibility of one or more proceedings, please preserve all Books and Records directly or indirectly touching upon these matters or the persons identified in this demand or relating to JAT or subject raised by JAT with representatives of the Company. Courts have become very stringent in overseeing the retention and preservation of litigation-related materials. You may be severely prejudiced and potentially monetarily penalized in any contest or court proceeding in the event responsive documents and communications in your possession or control are not preserved, so none of them should be discarded for any reason, even an innocuous reason. If you need help preserving these materials, or if you have any questions about this preservation responsibility, please just let me know.

JAT CAPITAL MASTER FUND, LP

By: JAT CAPITAL MANAGEMENT LP, its Investment Manager
By: JAT GP LLC, its General Partner

By: _____John Thaler_____
Title: __Managing Member_____
Dated: _____11-19-23_____

cc: Christopher P. Davis
        A. Thompson Bayliss